March 2, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Rule 17g-1 Fidelity Bond Amendment Filing
Amended Information with Respect to Period Covering July 1, 2010 through June 30, 2011 for the following Investment Companies (each a “Fund,” collectively the “First American Funds”):
American Income Fund, Inc. (811-05642)
American Municipal Income Portfolio Inc. (811-07678)
American Select Portfolio Inc. (811-07838)
American Strategic Income Portfolio Inc. (811-06404)
American Strategic Income Portfolio Inc. — II (811-06640)
American Strategic Income Portfolio Inc. — III (811-07444)
First American Funds, Inc. (811-03313)
First American Minnesota Municipal Income Fund II, Inc. (811-21193)
Minnesota Municipal Income Portfolio Inc. (811-07680)
Mount Vernon Securities Lending Trust (811-21824)
Dear Sir or Madam:
     Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the First American Funds referenced above:
•	A copy of the executed joint insured fidelity bond for the period from July 1, 2010 through June 30, 2011, including endorsements that apply to loss discovered after 12:01 a.m. on December 31, 2010 (see Exhibit 1);

•	A copy of the resolutions from the June 15-17, 2010, meeting of the Board of Directors at which a majority of directors not considered “interested persons” approved the amount, type, form and coverage of the joint insured fidelity bond, and the portion of the premium to be paid by each Fund for the period from July 1, 2010 through June 30, 2011 (see Exhibit 2);

•	A document showing the amount of the single insured bond which each Fund would have provided and maintained had it not been named as an insured under the joint insured fidelity bond for the period from July 1, 2010 through June 30, 2011 (see Exhibit 3); and

•	A copy of the agreement between each Fund and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 (see Exhibit 4).
     Please note for the Commission’s records that premiums have been appropriately paid for the period from July 1, 2010 through June 30, 2011.
     Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Richard J. Ertel

Richard J. Ertel Secretary

Enclosures

cc w/o enclosures:	Joseph M. Ulrey III Gregory T. McMath